[redacted]

13010069

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 27 2013 Washington DC 400

em

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downstate Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

259 Indian Rocks Road North
(No. and Street)

Belleair Bluffs	Florida	33770
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Skoda Minotti
(Name – *if individual, state last, first, middle name*)

4301 Anchor Plaza Parkway Suite 140	Tampa	Florida	33634
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13

OATH OR AFFIRMATION

I, James M. Clark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downstate Securities Group, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. LAMBERT
Commission # DD 943333
Expires November 30, 2013
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

President

Title

Christine M. Lambert

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKODA MINOTTI

CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2012

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

together with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2012

DOWNSTATE SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2012

TABLE OF CONTENTS

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying statement of financial condition of Downstate Securities Group, Inc. (the "Company") as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Downstate Securities Group, Inc. as of December 31, 2012 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 5, 2013

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS		
Cash and cash equivalents	$	108,813
Deposits with clearing organizations		100,002
Receivables from brokers, dealers and clearing organizations		9,516
Securities owned		1
Related party receivables		8,138
Prepaid expenses		13,601
Property and equipment, net of accumulated depreciation		349,494
TOTAL ASSETS	$	589,565

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable	$	1,581
Accrued expenses		8,990
Note payable to related party		100,000
Total Liabilities		110,571
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 750 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		15,595
Retained earnings		463,299
Total stockholders' equity		478,994
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	589,565

The accompanying notes are an integral part
of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUE		
Commissions	$	344,915
Other revenue		55,682
Loss on investment accounts		(1)
TOTAL REVENUE		400,596
OPERATING EXPENSES		
Salaries and wages		112,566
Commissions		102,500
Clearance charges		69,175
Other operating expenses		106,907
Depreciation		18,194
TOTAL OPERATING EXPENSES		409,342
OPERATING LOSS		(8,746)
OTHER INCOME (EXPENSE)		
Interest income		306
Other income		12,509
Interest expense		(5,000)
NET OTHER INCOME		7,815
NET LOSS	$	(931)

The accompanying notes are an integral part
of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	TOTAL
BALANCE, DECEMBER 31, 2011	$ 100	$ 15,595	$ 464,230	$ 479,925
Net loss	-	-	(931)	$ (931)
BALANCE, DECEMBER 31, 2012	$ 100	$ 15,595	$ 463,299	$ 478,994

The accompanying notes are an integral part of these financial statements.

DOWNSTATE SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (931)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Increase in deposits	(2)
Depreciation	18,194
Loss on sale of investments	1
Decrease in receivables from brokers, dealers and clearing organizations	8,832
Decrease in prepaid expenses	762
Decrease in related party receivables	549
Decrease in accounts payable	(1,889)
Increase in accrued expenses	920
Total adjustments	27,367
Net cash provided by operating activities	26,436
NET INCREASE IN CASH	26,436
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	82,377
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 108,813
SUPPLEMENTAL DISCLOSURE	
Cash paid for interest	$ 5,000

The accompanying notes are an integral part
of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a retail stock brokerage firm clearing through a correspondent member of the New York Stock Exchange on a fully disclosed basis. It is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located primarily in Pinellas County, Florida where its principal office is located. The Company is licensed in several other states without having an office in those states.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Securities Transactions

The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a settlement date basis.

Use of Estimates

Certain estimates have been made by the Company's management as required by generally accepted accounting principles in the preparation of the accompanying financial statements. Actual results could differ from those estimates.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2012 was $3,766.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Subsequent Events

Management has evaluated subsequent events through February 5, 2013, which was the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no material subsequent events that required recognition or additional disclosure.

NOTE B - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations for the year ended December 31, 2012 is $9,516. The Company clears customer transactions through a broker-dealer on a fully disclosed basis.

NOTE C - INCOME TAXES

The Company with the unanimous consent of its stockholders has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholders are taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

The Company accounts for uncertainties in income taxes in accordance with accounting principles generally accepted in the United States of America, which provides for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return that have a greater than 50% chance of not being allowed under examination. No such positions have been recorded in the December 31, 2012 financial statements. If such positions were taken, the resulting interest and penalties would be recognized as income tax expense.

As of December 31, 2012, the Company's federal income tax returns are subject to examination by the Internal Revenue Service for the tax years 2009 and thereafter.

NOTE D - RELATED PARTY TRANSACTIONS

The Company is involved in transactions with two affiliated companies owned by stockholders. Additionally, one of the affiliates provides financial advisory services to clients of the Company. Amounts receivable for the two related companies for the year ended December 31, 2012 is $8,138.

The Company rents office space to a related party. Rental Income for the year ended December 31, 2012 was $12,000.

NOTE E - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on the straight line method based on the estimated useful lives of the assets of 5 to 39 years.

Property and equipment consisted of the following at December 31, 2012:

Land	$ 40,000
Land improvements	35,371
Buildings	339,022
Office furniture and equipment	60,351
	474,744
Less: Accumulated depreciation	(125,250)
Total property and equipment	$ 349,494

NOTE F - NOTE PAYABLE TO STOCKHOLDER

The Company has a note payable to a stockholder, collateralized by a mortgage on the Company's real property. The note bears interest at 5%, payable annually, and is due February 1, 2021.

NOTE G - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan (the "Plan") for all eligible employees at least 21 years of age. Employees may defer salary up to 90% of compensation. The Company makes required safe harbor matching contributions up to a maximum of 4% of compensation and may also make discretionary contributions up to a maximum of 3% of compensation. Company contributions to the Plan were $10,151 for the period ended December 31, 2012.

NOTE H - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE I - NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6-2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2012, the Company exceeded all net capital requirements.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2012, the ratio was .05 to 1.

NOTE K – EXEMPTION FROM RULE 15c3-3

The Company acts as an investment banking broker-dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

We have audited the accompanying financial statements of Downstate Securities Group, Inc. (the "Company") as of and for the year ended December 31, 2012, and have issued our report thereon dated February 5, 2012, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II have been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 5, 2013

DOWNSTATE SECURITIES GROUP, INC.
SUPPLEMENTARY FINANCIAL INFORMATION
YEAR ENDED DECEMBER 31, 2012

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT TO RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
Not applicable due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

RECONCILIATION BETWEEN NET CAPITAL COMPUTATION AND RESERVE REQUIREMENT COMPUTATION
There are no material differences between the computation of net capital under Rule 15c3-1 as prepared by the Company and filed with their most recent Part IIA unaudited report and schedule included with these statements.

The Company did not file the computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 due to the exemption under Section (k)(2)(I) of Rule 15c3-3.

See the report of Independent Registered Public Accounting Firm.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

Net Capital	
Stockholders' Equity	$ 478,994
Deductions - Non allowable assets	
Related party receivables	(8,138)
Property and equipment, net	(249,494)
Prepaid expenses	(13,601)
Total deductions	(271,233)
Net capital	207,761
Net capital requirement	50,000
Excess net capital	$ 157,761

See the report of Independent Registered Public Accounting Firm.

DOWNSTATE SECURITIES GROUP, INC.
SCHEDULE II
RECONCILIATION OF NET CAPITAL
PURSUANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2012

	Audited	Unaudited	Increase (Decrease)
COMPUTATION OF NET CAPITAL:			
Total stockholders' equity from statement of financial condition	$ 478,994	$ 478,994	$ -
Less: Stockholders' equity not allowable for net capital	-	-	-
Total stockholders' equity qualified for net capital	478,994	478,994	-
Total other deductions	(271,233)	(271,233)	-
Net capital before haircuts on security positions	207,761	207,761	-
Haircuts on securities pursuant to 15c3-1	-	-	-
Net capital	$ 207,761	$ 207,761	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:			
Minimum net capital required	$ 705	$ 705	$ -
Minimum dollar requirement	$ 50,000	$ 50,000	$ -
Net capital requirement	$ 50,000	$ 50,000	$ -
Excess net capital			
Net capital	$ 207,761	$ 207,761	$ -
Less: Net capital requirement	(50,000)	(50,000)	-
Total	$ 157,761	$ 157,761	$ -
Excess net capital at 1000 percent	$ 1,577,610	$ 1,577,610	$ -
AGGREGATE INDEBTEDNESS:			
Aggregate indebtedness liabilities	$ 10,571	$ 10,571	$ -
Percent of aggregate indebtedness to net capital	5.09%	5.09%	0.00%
Percent of debt to debt-equity computed in accordance with Rule 15c3-1	0%	0%	0%

See the report of Independent Registered Public Accounting Firm.

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In planning and performing our audit of the financial statements of Downstate Securities Group, Inc. (the "Company") for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Skoda Minotti

Tampa, Florida
February 5, 2013

SKODA MINOTTI
CPAs, BUSINESS & FINANCIAL ADVISORS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders
Downstate Securities Group, Inc.
Belleair Bluffs, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by Downstate Securities Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Downstate Securities Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Downstate Securities Group, Inc.'s management is responsible for the Downstate Securities Group, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting Schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related Schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI

Tampa, Florida
February 5, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

025958 FINRA DEC
DOWNSTATE SECURITIES GROUP INC 15*15
D/B/A DOWNSTATE DISCOUNT BRKRGE INC
259 INDIAN ROCKS RD N
BELLEAIR BLUFFS FL 33770-1729

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Tina Watson/727-586-3541

2. A. General Assessment (item 2e from page 2) $ 501

B. Less payment made with SIPC-6 filed (exclude interest) (194)

7/26/12
Date Paid

C. Less prior overpayment applied (99)

D. Assessment balance due or (overpayment) 208

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 208

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 208

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DOWNSTATE SECURITIES GROUP INC
(Name of Corporation, Partnership or other organization)

Tina E Watson
(Authorized Signature)

Dated the 5th day of February, 20 13.

VICE PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 413,410
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	1
Total additions	1
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	109,744
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	69,175
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income (Deductions in excess of $100,000 require documentation)	12,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $5,000	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 22,273	
Enter the greater of line (i) or (ii)	22,273
Total deductions	213,192
2d. SIPC Net Operating Revenues	$ 200,219
2e. General Assessment @ .0025	$ 501 (to page 1, line 2.A.)